Filer: Westcorp Pursuant to Rule 425 Filings under the Securities and Exchange Act of 1933 and deemed filed pursuant to Rule 14 a-12 of the Securities and Exchange Act of 1934.

Subject Company: WFS Financial Inc Commission File No: 000-26458

September 26, 2002

Lisa Capps Investor Relations Westcorp Phone: (949) 727-1002 Email: Investor_Relations@Westcorpinc.com

FOR IMMEDIATE RELEASE

Westcorp Withdraws Proposal to Acquire Outstanding Minority Interest in WFS Financial Inc

Irvine, California: Westcorp (NYSE:WES), the financial services holding company whose principal subsidiaries are Western Financial Bank and WFS Financial (Nasdaq:WFSI), announced today that it has withdrawn its proposal to acquire the outstanding 16% minority interest in WFS that is does not currently own. On July 17, 2002, Westcorp announced a merger proposal, authorized by a special committee of Westcorp’s independent directors, whereby the public holders of WFS common shares would receive 0.9204 shares of Westcorp common stock for each outstanding WFS common share owned.

In today’s announcement, Westcorp indicated that it has withdrawn that proposal and terminated further discussions with the independent director special committee of WFS because the two special committees were unable to reach an agreement on a mutually acceptable exchange ratio for the proposed transaction.

Westcorp is a financial services holding company whose principal subsidiaries are WFS Financial Inc and Western Financial Bank. Westcorp is a publicly owned company whose common stock is traded on the New York Stock Exchange under the symbol WES.

Westcorp, through its subsidiary, WFS, is one of the nation’s largest independent automobile finance companies. WFS specializes in originating, securitizing, and servicing new and pre-

owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. Information about WFS can be found at its Web site at http://www.wfsfinancial.com.

Westcorp, through its subsidiary, Western Financial Bank, operates retail bank branches and provides commercial banking services in Southern California. Information on the products and services offered by the Bank can be found at its Web site at http://www.wfb.com.